December 16, 2015

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Dieter King, Assistant Director

Re:	Bank of Montreal
BMO Covered Bond Guarantor Limited Partnership
Registration Statement on Form F-3
Registration Nos. 333-189814 and 333-189814-01

Dear Mr. King,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bank of Montreal (the “Bank”) and BMO Covered Bond Guarantor Limited Partnership (the “Guarantor” and together with the Bank, the “Registrants”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form F-3, File Nos. 333-189814 and 333-189814-01, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on July 3, 2013 and declared effective on November 8, 2013.

At this time the Registrants have determined not to proceed with the public offering of covered bonds contemplated by the Registration Statement. The Registrants hereby confirm that they did not print or distribute any preliminary prospectuses or actively offer for sale or sell any covered bonds under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (an “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please fax a copy of the Order to the Registrants’ legal counsel, John Hwang of Allen & Overy LLP at (212) 610-6399.

The Registrants acknowledge that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrants request that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Bank proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act. For the avoidance of doubt, such subsequent registration statement may relate to securities other than covered bonds and the Bank may be the only registrant with respect thereto.

If you have any questions regarding this application, please contact John Hwang of Allen & Overy LLP at (212) 610-6395.

Sincerely,

BANK OF MONTREAL

/s/ Cathryn E. Cranston
By:	Cathryn E. Cranston
Title:	Senior Vice President & Treasurer

BMO COVERED BOND GP, INC., in its capacity as managing general partner of BMO Covered Bond Guarantor Limited Partnership

/s/ Chris Hughes
By:	Chris Hughes
Title:	Vice President, Corporate Treasury

cc:	John Hwang
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020